Exhibit 23

Consent of Independent Registered Public Accounting Firm

Administrative Committee of
     Sterling Bancorp/Sterling National Bank 401(K) Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-97009) on Form S-8 of Sterling Bancorp of our report dated June 10, 2004, relating to the statements of assets available for plan benefits of the Sterling Bancorp/Sterling National Bank 401(K) Plan as of December 31, 2003 and 2002, and the related statements of changes in assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i – schedule of assets (held at end of year), which report appears in the December 31, 2003 annual report on Form 11-K of the Sterling Bancorp/Sterling National Bank 401(K) Plan.

/s/ KPMG LLP

New York, New York
June 25, 2004